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ERNST & YOUNG LLP

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P.O. Box 1529
Tulsa, Oklahoma 74101


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Fax:     918 560 3691

                      Report of Independent Accountants on
     Management's Assertion on Compliance with Minimum Servicing Standards
            Set Forth in the Uniform Single Attestation Program for
                                Mortgage Bankers

The Board of Directors
BOK Financial Corporation and Subsidiaries
  (including Bank of Oklahoma, N.A.)

We have examined management's assertion, included in the accompanying report titled Report of Management on Compliance with Minimum Servicing Standards Set Forth in the Uniform Single Attestation Program for Mortgage Bankers, that Bank of Oklahoma's Mortgage Banking Division (the "Division") complied with the minimum servicing standards set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers ("USAP") during the year ended December 31, 1998. Management is responsible for the Division's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Division's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Division's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Division's compliance with specified requirements.

In our opinion, management's assertion that the Division complied with the aforementioned requirements during the year ended December 31, 1998 is fairly stated, in all material respects.

ERNST & YOUNG LLP

March 23, 1999